Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Atlantic Power Corporation

The following table sets forth ratio of earnings to fixed charges for the periods indicated below.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Three Months Ended June 30, 2012
Earnings (loss) before taxes	$(43,965)	$15,069	$(54,179)	$34,541	$(13,491)	$(63,087)
Loss attributable to noncontrolling interest	(480)	(103)	—	—	—	(338)
Distributions from equity investments	21,889	16,843	27,884	41,031	46,653	8,719
Fixed charges (from below)	46,051	29,361	74,498	60,984	57,523	57,482
	$23,495	$61,170	$48,203	$136,556	$90,685	$2,776
Interest Expense
Project level interest	$20,053	$17,660	$18,800	$17,709	$13,216	$14,032
Corporate level interest	25,998	11,701	55,698	43,275	44,307	43,450
	$46,051	$29,361	$74,498	$60,984	$57,523	$57,482
Ratio of earnings	0.51	2.08	0.65	2.24	1.58	0.048

Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together earnings (loss) before taxes, fixed charges, and distributions from equity investments and subtracting losses attributable to noncontrolling interests. “Fixed charges” is the amount resulting from adding together project level interest and corporate level interest expenses.